HDIMAX MEDIA, Inc.

74 N. Pecos Road, Suite D

Henderson, NV 89074

January 26, 2015

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Paul Mansour, Esq.

Re:	HDIMAX MEDIA, Inc.
Application for Withdrawal on Form RW
Registration Statement on Form S-1 Filed January 2, 2015

Dear Sir or Madam:

On January 2, 2015, HDIMAX MEDIA, Inc., a Nevada corporation (the “Company”), filed a registration statement on Form S-1 (file number 333-201347, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

The Company filed the Registration Statement for two reasons: 1) to provide for the resale of shares sold to accredited third party investors and certain other selling stockholders named therein (“Selling Stockholders”); and 2) to conduct a direct offering of shares of the Company’s common stock at a fixed price. The Registration Statement has not been declared effective. The Company confirms to the Commission that no Selling Stockholder, nor the Company, has sold any shares of the Company’s common stock pursuant to the Registration Statement or the prospectus contained therein. The Company does not have contractual obligations to maintain the Registration Statement on file.

Pursuant to Rule 477 of Regulation C promulgated by the Commission under the Securities Act of 1933 (the “Act”), the Company hereby respectfully applies for the withdrawal of the Registration Statement and requests that the Commission consent thereto. In Securities Act Rules Compliance and Disclosure Interpretation No. 249.01, the Staff indicates that a registration statement may be withdrawn using Rule 477 prior to the effectiveness of the registration statement. The Company believes the Registrations Statement would need to be amended significantly prior to effectiveness to reflect updates in its business and the inclusion of year-end financial statements. The Company believes it would be preferable from the investors’ perspective for the Company to withdraw the Registration Statement and subsequently file a fresh registration statement reflecting all such changes. Accordingly, the Company requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

Should you require further clarification of any of the issues raised in this letter, please contact the Company’s outside counsel, Lance McKinlay, at (949) 596-7995.

Sincerely,

/s/ Stanley L. Teeple

Stanley L. Teeple

Chief Compliance Officer